June 28, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Registration Statement on Form S-1
           Filed June 21, 2019
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 27, 2019
           File No. 333-232264

Dear Mr. Indig:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No.1 to Form S-1 filed June 27, 2019

Financial Statements
General, page F-1

1. We reviewed your response to prior comment 24 in our letter dated May 17, 2019. Please explain to us why there was no change in the probability weighting of your IPO scenario, sale scenario and remain-private scenario from the April 30, 2019 valuation date to the
       June 14, 2019 date. Also, please tell us the weighting of the income and market approaches used to determine the enterprise value in the November 30, 2018, April 30,
       2019 and June 14, 2019 valuation reports and explain to us any significant changes in the weighting between the valuation dates.
 Chaim Indig
Phreesia, Inc.
June 28, 2019
Page 2

       You may contact Tony Watson, Staff Accountant, at 202-551-3318 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-
2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameChaim Indig
                                                          Division of
Corporation Finance
Comapany NamePhreesia, Inc.
                                                          Office of Consumer
Products
June 28, 2019 Page 2
cc:       Edwin O'Connor
FirstName LastName